Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-192970) and related Prospectus of Hercules Offshore, Inc. for the registration of debt securities, preferred stock, common stock, warrants, rights, purchase contracts, depositary shares, guarantees, and units and to the incorporation by reference therein of our reports dated February 27, 2014, with respect to the consolidated financial statements and schedule of Hercules Offshore, Inc. and the effectiveness of internal control over financial reporting of Hercules Offshore, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

March 2, 2015